SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Eckert†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver†
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine

Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
Rebecca Oshoway

Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy [redacted]
05009644
...nstein
...ce A. Henoch
Debra S. Friedman•
Matthew M. Moore+
Eric J. von Vorys

Gary I. Horowitz
[redacted]
...ward
...tz
...l" Chung
...y
...n•
•
...er•
...nstein
...atricia Teck
Robert L. Ritter°
Jacob A. Ginsberg
John D. Sadler
Heather R. Cameron•
Marc E. Pasekoff

Erin J. Ashbarry
Alexis H. Peters•
Meredith S. Abrams
Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer°
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Jeannie Eun Cho
Special Counsel
Philip R. Hochberg°
Maryland and D.C. except as noted:
+ Virginia also ° D.C. only
• Maryland only † Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

June 29, 2005

SUPPL

RECEIVED JUL 1 1 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 198

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 23, 2005	Stock Exchange Announcement – Directorate Change
June 29, 2005	Stock Exchange Announcement – Annual Report and Accounts/Documents submitted to the UK Listing Authority

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
JUL 13 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: *[signature]*
Christopher C. Roberts

7/12

Enclosure
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-74.doc
T: 071505

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com • TDD: (301) 230-6570

REG-Electrocomponents Directorate Change

RNS Number:9437N
Electrocomponents PLC
23 June 2005

For immediate release: 23 June 2005

At the preliminary results on 25 May 2005, Electrocomponents plc, the major international high service distributor of electronic, electromechanical, and industrial supplies, announced that it was implementing the strategy to focus on the EEM and C&U market opportunities which the Board believes will lead to a substantial improvement in the Group's medium term performance.

To drive forward our strategy and ensure that the programme is delivered within the 3-year time frame, Electrocomponents is reorganising its internal management structures. As a consequence of this reorganisation the role of Chief Process Officer, an Executive Director role fulfilled by Richard Butler, will cease to exist.

Richard has played a major role in the evolution of our strategy and fully supports these changes. As his role is now nearing completion, Richard has tendered his resignation from the Board and will leave the Board on 30 June 2005.

Bob Lawson, Chairman of Electrocomponents, said: "During his 18 year career with Electrocomponents, Richard has fulfilled many roles from Company Secretary to leading the change management activities, creating the matrix structure, the development of Asia and latterly as an Executive Director responsible for Groupwide processes. Richard has made a huge contribution to the development of the Group. Further, he has always discharged his responsibilities to the highest professional standards, particularly during this latter phase. It is unfortunate that there is no suitable role for Richard going forward but we all wish him every success for the future".

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	01865 204000
Ian Mason, Chief Executive	Electrocomponents plc	01865 204000
Diana Soltmann	Flagship Consulting Ltd	020 7886 8440

END
BOABXLFLEQBBBBF

REG-Electrocomponents Annual Report and Accounts

RNS Number:2310O
Electrocomponents PLC
29 June 2005

ELECTROCOMPONENTS PLC ("Electrocomponents")

Electrocomponents announces the following:

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000

- Annual Report for the year ended 31 March 2005 including the notice of Annual General Meeting to be held on 15 July 2005

- A draft of the amendment to the Company's Articles of Association to be proposed at the Meeting

- Proxy voting card

CARMELINA CARFORA
Group Company Secretary
29 June 2005

END

ACSSEMFIUSISEDM